FORM 6K
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2001



                          BROCKER TECHNOLOGY GROUP LTD.

                 (Translation of registrant's name into English)

          2150, 10060 Jasper Avenue, Edmonton, Alberta, Canada, T5J 3R8

                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.]

                  Form 20-F __X___                  Form 40-F ______



[Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                   Yes ______                          No __X__



[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

                                    82 ______



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6-K                      REPORT OF FOREIGN PRIVATE ISSUER                 PAGE 1
                        Securities and Exchange Commission

The following documents are filed herewith:


                                      INDEX

DOCUMENT

Exhibit 1.1       Press Release dated April 18, 2001







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6-K                      REPORT OF FOREIGN PRIVATE ISSUER                 PAGE 2
                        Securities and Exchange Commission

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        BROCKER TECHNOLOGY GROUP LTD.

                                        (Registrant)



April 18, 2201                          By:   /s/ Andrew J. Chamberlain

Date                                          Andrew J. Chamberlain

                                              Corporate Secretary





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6-K                      REPORT OF FOREIGN PRIVATE ISSUER                 PAGE 3
                        Securities and Exchange Commission